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December 30, 2016	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

Via E-mail and EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Rabble One, LLC

Draft Offering Statement on Form 1-A Submitted November 17, 2016

CIK No. 0001690021

Dear Ms. Barros:

On behalf of our client, Rabble One, LLC (the “Company” or “Rabble One”), we are concurrently herewith submitting for confidential review to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (referred to herein for ease of reference as the “Amendment”) to the above-referenced offering statement (the “Offering Statement”). The Amendment incorporates responses to the comments transmitted by the Staff to us on December 16, 2016.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to the Amendment to the above-referenced registration statement.

General

1.	Please disclose in further detail the relationship between Jane Q, Inc., d/b/a Rabble, Rabble One, and each of the current series, Rabble One Series A and Rabble One Series B. In addition, with respect to Series A, please explain with greater specificity the respective functions and responsibilities of Rabble One and Century Partners with respect to the properties.

Additional disclosure, including a diagram of the Rabble structure, has been included on page II-34 to summarize and clarify the relationships between, and the responsibilities of, the various entities, including Jane Q, Inc., d/b/a Rabble (“Rabble”), Rabble One and Century Partners, LLC (“Century Partners”).

Securities and Exchange Commission

December 30, 2016

Page Two

Rabble One Series A

General

2.	We note your disclosure that the proceeds raised from the offering of the Series A Units will be allocated to an investment managed by Century Partners. We also note your disclosure on page 35 that Century Partners intends to purchase, rehabilitate, lease, manage, finance and refinance and sell single and multi-family properties with the proceeds from the offering. Please tell us what consideration you gave as to whether Century Partners should be considered a co-issuer of an investment contract consisting of the LLC Units issued by Rabble One together with the management services provided by Century Partners.

You have asked that we consider whether Century Partners should be considered a “co-registrant” in connection with the offer and sale of interests in Rabble One Series A.

In this regard, we note that, like other series that will be established in the future, Rabble One Series A will have no employees and no board of directors. Generally, we understand that in the case of a trust or limited liability company such as this one, the sponsor or “depositor” would be considered the “issuer” under the Securities Act of 1933, as amended (the “Securities Act”). We understand that this is based on the express language of Section 2(a)(4) of the Securities Act, which defines the term “issuer” as follows (emphasis added):

“every person who issues or proposes to issue any security; except that with respect to certificates of deposit, voting-trust certificates, or collateral-trust certificates, or with respect to certificates of interest or shares in an unincorporated investment trust not having a board of directors (or persons performing similar functions) or of the fixed, restricted management, or unit type, the term “issuer” means the person or persons performing the acts and assuming the duties of depositor or manager pursuant to the provisions of the trust or other agreement or instrument under which such securities are issued; except that in the case of an unincorporated association which provides by its articles for limited liability of any or all of its members, or in the case of a trust, committee, or other legal entity, the trustees or members thereof shall not be individually liable as issuers of any security issued by the association, trust, committee, or other legal entity….”

Securities and Exchange Commission

December 30, 2016

Page Three

Rabble One should be considered the only registrant in the case of the Series A units. Rabble is the owner of the impact-based real estate investing platform (the “Rabble platform”). As described under “Offering Circular Summary—Project Selection, Due Diligence and Feasibility Assessment,” “Description of Business and Properties—Due Diligence” and “Description of Business and Properties—Project Selection” in the Amendment, Rabble and its employees identify potential projects that may present suitable investment opportunities and assesses the possibility for a potential investment return paired with the possibility of achieving desired social impact. Rabble employees conduct diligence regarding the project, the project managers, the background of the project managers and their track record, if any, the proposed terms of an investment, the possibility for a financial return, etc. Rabble employees structure and negotiate the terms of an investment. Rabble employees have created the master limited liability structure and establish each series limited liability company (“series LLC”). Rabble employees work with counsel to draft the terms of the operating agreement and other constituent documents for each series LLC. Rabble employees will, on an ongoing basis, provide ongoing administrative services to each series LLC. These administrative services include providing access to the Rabble platform, ensuring distributions are made, ensuring financial and other information is disseminated to the series LLC holders, maintaining the books and records of the series LLC, undertaking any tax filings and providing investors with the requisite tax reporting information, overseeing the activities of the project manager, etc.

If one considers the role played by Rabble and the services undertaken by Rabble, it is clear that Rabble is the “sponsor” of Rabble One Series A, one of the series LLC of Rabble One.

In the context of securitization and resecuritization transactions, wherein the Staff has provided guidance regarding the functional roles of “sponsors” and “depositors” and other securitization parties, the Staff appears to have focused principally on which entity has established the financing program and which entity effectively retains control over the financing program. In other contexts, such as where the Staff has analyzed whether an instrument should be considered an “investment contract,” the Staff has focused on the involvement of a sponsor and whether the efforts of that sponsor create a common enterprise and the opportunity for enhanced financial returns. We discuss these factors further below.

We note that if we were to analogize this structure to a securitization, we would consider Rabble to be the sponsor and/or depositor and Century Partners to be the servicer of the assets. We are unaware of any instance in which the Staff has concluded that a servicer ought to be identified as a co-registrant. Similarly, if one were to consider other models that may have value as precedent, in the case of a real estate investment trust (“REIT”) that is externally managed, it is still only the REIT that is identified as the “issuer” and the manager, despite its exercise of day-to-day control, is not identified as a “co-registrant.”

Securities and Exchange Commission

December 30, 2016

Page Four

In terms of a common enterprise, and creating value for the potential investors in Rabble One Series A, Rabble has put together the investment opportunity that is being presented. Century Partners was chosen by Rabble. Century Partners performs all the functions one would associate with a project manager. Century Partners is involved in the day-to-day management of the rehabilitation of the identified properties and any additional properties (the “project properties”). However, Rabble retains ultimate control of Rabble One Series A.

In evaluating an investment in Rabble One Series A, potential investors are being asked to consider the Rabble platform and Rabble’s business model and investment process. In addition, potential investors are being provided with information regarding the possibility of realizing a financial return, along with the achievement of social impact objectives, from the investment program that is represented by Rabble One Series A, which was identified, structured, negotiated and managed by Rabble.

Although Century Partners will have day-to-day responsibility for management of the project properties, Rabble remains the manager of Rabble One and Rabble One Series A. In this respect, Century Partners alone cannot make any of the decisions that are significant to the holders of Series A units. For example, as described under “Description of Rabble One Series A Operating Agreement—Management, Voting and Governance” in the Amendment, the approval of the manager of Rabble One Series A is required in connection with: (i) voluntarily declaring bankruptcy or otherwise engaging in insolvency proceedings; (ii) merging, consolidating or entering into any agreement to merge, consolidate with or otherwise combine with any entity; (iii) changing the principal business of Rabble One Series A; (iv) reorganizing or recapitalizing Rabble One Series A or reclassifying any Series A units; (v) liquidating, dissolving or winding up Rabble One Series A; (vi) admitting any new Series A members or issuing any new Series A units; (vii) creating or authorizing the creation of any debt security if Rabble One Series A’s aggregate indebtedness would exceed $1,000; and (viii) creating or holding capital stock in any subsidiary that is not a wholly-owned subsidiary or disposing of any subsidiary stock or all or substantially all of any subsidiary assets. In addition, the approval of the manager of Rabble One Series A, in consultation with Century Partners, as the operator of Rabble One Series A, is required in connection with: (i) amending, altering or repealing any provision of the Separate Series Operating Agreement of Rabble One Series A; (ii) entering into or becoming a party to any transaction or series of related transactions with a manager, officer or employee of Rabble One Series A except transactions resulting in payments to or by Rabble One Series A in an amount less than $1,000 per year in the aggregate to such person; (iii) hiring or changing the compensation of the executive officers or employees of Rabble One Series A with an annual salary greater than $1,000 per year; and (iv) declaring, setting aside, paying or making any distribution of assets (whether in cash, securities, property or any combination thereof).

Securities and Exchange Commission

December 30, 2016

Page Five

As a result, we believe that the better view, in light of the guidance given by the Staff regarding the functions associated with an “issuer” in the case of unincorporated entities without a board of directors or executive officers, is to view Rabble as the sole “sponsor” of Rabble One Series A.

References to Century Partners as a “manager” or “co-manager” of Rabble One Series A have been changed to refer to Century Partners as the “operator” of Rabble One Series A. We believe that the reference to Century Partners as the operator is a more accurate reflection of its intended functions. References to Rabble as a “manager” or “co-manager” of Rabble One Series A have been changed to refer to Rabble as the “manager” of Rabble One Series A. A new Form of Separate Series Operating Agreement of Rabble One Series A, reflecting these changes, will be included as an exhibit in the next amendment to the Offering Statement.

3.	We note that you are a limited liability company, and you have not as yet identified any properties to acquire with the net proceeds of the Series A offering. As a result, the Rabble One Series A offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide disclosure consistent with the principles of Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A. For example purposes only, please provide prior performance disclosure.

The Rabble One Series A offering does not constitute a “blind-pool” offering as Rabble One Series A will, upon completion of the offering, own jointly, on a pro rata basis, with Detroit Real Estate Value Fund II, LLC (“Fund II”) nine single-family homes in the Boston-Edison District and North End neighborhoods of Detroit, Michigan (the “Initial Properties”). In addition, there are currently 23 single-family homes in certain neighborhoods in Detroit, Michigan that are under contract and which Rabble One Series A expects to be purchased by Century Partners on behalf of Fund II and held jointly, on a pro rata basis, by Rabble One Series A and Fund II upon completion of the offering (the “Additional Properties,” and together with the Initial Properties, the “Properties”). Additional disclosure regarding the Properties, including the relevant addresses, zip codes and/or neighborhoods, square footage and pro rata purchase prices, has been added on pages II-29 and II-30. The purchase contract for the Additional Properties contains customary representations and warranties and closing conditions and the purchases of the Additional Properties are not conditioned on the Rabble One Series A offering. Although no other property acquisitions are currently planned at this time, additional project properties may be acquired in the future on behalf of Fund II and Rabble One Series A by Century Partners, in its role as the operator of Rabble One Series A and the sponsor and manager of Fund II, if its deems appropriate.

Securities and Exchange Commission

December 30, 2016

Page Six

The proceeds from the Rabble One Series A offering will be used to (i) purchase Rabble One Series A’s pro rata ownership interest in the Properties and (ii) renovate the Properties. Rabble One Series A’s pro rata ownership interest in the Properties will be based on the purchase price of each of the Properties, including closing costs and administrative costs related to the acquisition, and will be equal to the proportion of the proceeds from the Rabble One Series A offering to the sum of the proceeds from the Rabble One Series A offering and the funds raised by Fund II. Any proceeds raised in the Rabble One Series A offering that exceed the sum of the pro rata purchase prices of the Properties, including closing costs and administrative costs related to the acquisition, will be used for renovations to the Properties. Century Partners, LLC (“Century Partners”), as the operator of Rabble One Series A and the sponsor and manager of Fund II, will manage the renovations of the Properties, and will have responsibility for the day-to-day property management of any other project properties of Rabble One Series A. The disclosure on pages II-28 and II-29 has been revised accordingly.

Disclosure regarding the performance record of Century Partners has also been included on pages II-40 and II-41.

Rabble One Series A, page II-7

4.	You disclose that Century Partners intends to purchase single and multi-family properties in identified areas near downtown and midtown Detroit, Michigan with the proceeds raised from the offering of Series A Units. If any of these acquisitions are probable, please identify the properties and provide any required financial statements.

Rabble One Series A will upon completion of the offering own the Properties jointly, on a pro rata basis, with Fund II. Although no other property acquisitions are currently planned at this time, additional project properties may be acquired in the future on behalf of Fund II and Rabble One Series A by Century Partners, in its role as the operator of Rabble One Series A and the sponsor and manager of Fund II, if its deems appropriate. An opening balance sheet for Rabble One Series A will be included in the next amendment to the Offering Statement.

5.	We note your disclosure that the proceeds raised from the offering of Series A Units will be allocated to an investment managed by Century Partners, LLC. Please tell us how you will account for this transaction within your financial statements and clarify if the allocation of proceeds will be to a new fund or the Detroit Real Estate Value Fund I. Cite all relevant accounting literature within your response.

Securities and Exchange Commission

December 30, 2016

Page Seven

The proceeds from the offering of Series A units will not be allocated to an existing fund or a new fund managed by Century Partners. Instead, the proceeds from the offering of Series A units will be used to (i) purchase Rabble One Series A’s pro rata ownership interest in the Properties and (ii) renovate the Properties. Rabble One Series A’s pro rata ownership interest in the Properties will be based on the purchase price of each of the Properties, including closing costs and administrative costs related to the acquisition, and will be equal to the proportion of the proceeds from the Rabble One Series A offering to the sum of the proceeds from the Rabble One Series A offering and the funds raised by Fund II. Century Partners, as the operator of Rabble One Series A and the sponsor and manager of Fund II, will manage the renovations of the Properties, and will have responsibility for the day-to-day property management of any other project properties of Rabble One Series A. Rabble One Series A’s pro rata ownership of the Properties will be held as real estate assets on the balance sheet of Rabble One Series A and the consolidated balance sheet of the Company.

Rabble One Series A, page II-35

6.	We note that the proceeds from the Series A Units offering will be allocated to an investment managed by Century Partners. Please identify the nature of this “investment” and explain the rights, title and interest the Series A unitholders will have with respect to the investment, including who will hold the assets purchased with the Series A offering proceeds, who will hold title to the properties that underlie the investment and who will hold rights to (or control) the rental payments being made by the proposed tenants.

Rabble One Series A will upon completion of the offering own the Properties jointly, on a pro rata basis, with Fund II, as well as rights to all rental payments generated by the Properties and the proceeds from the sale of any of the Properties. The disclosure on page II-38 has been revised accordingly.

7.	Please explain in greater detail how the managers will use leverage with respect to the properties underlying the investment. For example, explain if all proceeds from the leveraging of the underlying properties will be used to repay capital contributions of Series A investors, or will be used to fund the acquisition of additional properties. Further, please explain who will be the obligor or guarantor on the bank financing and whether there will be additional credit enhancements.

Rabble One Series A will seek leverage, where appropriate, to finance all or part of the renovations for the project properties and the purchase price for new project properties at a conservative loan to value ratio. Such financing will likely be secured by a first mortgage on the relevant project property, as well as an assignment of any rents arising from leases for such project property. A pledge of any funds belonging to Rabble One Series A may also be required, and a certain amount of funds may be required to be maintained in deposit accounts at the lending bank. Rabble, as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, may be required to guarantee some portion of such bank financings, and there will be no other credit enhancements with respect to such bank financings. Investors in Rabble One Series A will have no personal liability under such bank financing arrangements, though Rabble One Series A itself is liable for the full amount of the mortgage loan on any project property.

Securities and Exchange Commission

December 30, 2016

Page Eight

At the discretion of Rabble, as the manager of Rabble One Series A, Rabble One Series A may establish a contingency reserve to provide for available resources to meet extraordinary or unanticipated capital and operating needs of the project properties. However, there can be no assurance that such reserves will be sufficient to meet all unanticipated needs, particularly if there is a material downturn in the rental market for properties, or a delay in the renovation schedule for the project properties.

In addition, after a portfolio of properties has demonstrated six months or more of consistent cash flows, Rabble One Series A will seek to obtain leverage through bank refinancing of up to 80% of Rabble One Series A’s pro rata portion of the then-appraised value for each project property and seek to return each Series A Unit investor’s pro rata portion of equity principal to the extent possible. There is no assurance that bank refinancing will be available or that it will be available on attractive terms and conditions. Investors in Rabble One Series A will then retain their pro rata ownership of Rabble One Series A and participate in quarterly cash distributions. Rabble, as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, may be required to guarantee some portion of such bank refinancing, and there will be no other credit enhancements with respect to such bank refinancing.

Rabble, in consultation with Century Partners, may from time to time modify Rabble One Series A’s leverage policy in its discretion. Rabble One Series A cannot exceed the leverage limit of its leverage policy unless any excess in borrowing over such level is approved by Rabble, in consultation with Century Partners.

The disclosure on page II-43 has been revised accordingly. Disclosure regarding leverage risk was previously included in the initial Offering Statement and can be found on page II-22 of the Amendment. Details on the priority of distributions was previously included in the initial Offering Statement and can be found on page II-42 of the Amendment.

8.	Your disclosure indicates that 10-15 properties will underlie the investment. Please disclose if the number of properties is limited to this threshold, whether the managers can acquire additional properties and how those additional acquisitions would be funded. Please explain in greater detail the “exit strategy” of the managers with respect to the underlying properties.

Securities and Exchange Commission

December 30, 2016

Page Nine

Rabble One Series A will upon completion of the offering own the Properties jointly, on a pro rata basis, with Fund II. Although no other property acquisitions are currently planned at this time, additional project properties may be acquired in the future on behalf of Fund II and Rabble One Series A by Century Partners, in its role as the operator of Rabble One Series A and the sponsor and manager of Fund II, if its deems appropriate. Such additional project properties may be funded through additional Rabble One Series A offerings or through bank financing. The disclosure on pages II-37, II-38 and II-39 has been revised accordingly.

The “exit strategy” for Rabble, as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, will consist of asset sales and/or (as described in the response to Question 7 above) bank refinancing. The disclosure on page II-38 has been revised accordingly.

Fees and Other Compensation, page II-37

9.	We note your disclosure on page 37 that Century Partners will receive a management fee of 2% of the equity principal amount and additionally may receive fees and other compensation for providing services to projects that Rabble One Series A may be associated with. Please revise your disclosure to describe and, if possible, quantify such fees.

Century Partners, as the operator of Rabble One Series A, will receive a management fee of 2% of the equity principal amount and a preferential distribution from Rabble One Series A after investors have received a return of their equity principal. Century Partners’ management fee is fixed and does not depend on the profitability of Rabble One Series A. If the maximum amount of Series A units is sold in the offering, then Century Partner’s management fee will equal $10,700. In addition, Century Partners or one or more of its affiliates may receive fees and other compensation associated with purchasing, rehabilitating, leasing, managing, refinancing and selling the project properties, which will not depend on Rabble One Series A’s profitability or performance. At this time, the Company and Century Partners do not have an estimate of the preferential distribution from Rabble One Series A or any other fees or compensation of Century Partners or any other third-party service provider. The disclosure on page II-42 has been revised accordingly.

10.	We note your disclosure on page 37 that Rabble will charge a fixed fee of $5,750 per year for the duration of Rabble One Series A. Please revise your disclosure to clarify who will pay this fee to Rabble.

Rabble will charge Rabble One Series A a fixed fee of $5,750 per year for the duration of Rabble One Series A, which will be paid by Century Partners. In addition, Rabble will charge Rabble One Series A a one-time fee of $32,000 for advisory services, due diligence services and legal and accounting expenses provided to, or incurred on behalf of, Rabble One Series A, which will also be paid by Century Partners. The disclosure on page II-42 has been revised accordingly.

Securities and Exchange Commission

December 30, 2016

Page Ten

Projected Financial Information, page II-39

11.	Please revise your filing to remove the projections prepared by Century Partners. Given that you have a limited operating history and have yet to acquire any properties, you do not appear to have a reasonable basis to include this information in your filing.

The projections prepared by Century Partners have been removed.

Rabble One Series B

General

12.	Please provide us with your analysis as to whether the note to be issued by Chinatown Soup is a security. To the extent applicable, please also provide us with your analysis as to the availability of the exemption in Section 3(a)(4) of the Securities Act for the issuance of the note through the Delaware Series LLC.

As described under “Rabble One Series B—Overview” in the Amendment, Rabble One Series B will be invested by the manager, Rabble One, in a promissory note to be issued by Chinatown Soup, which is a registered New York State charitable corporation as defined in Section 102(5)(a) of the New York Not-For-Profit Corporation Law.

You have asked whether the promissory note issued by Chinatown Soup should be considered a “security.”  Section 2(a)(1) of the Securities Act (“Section 2(a)(1)”) defines “security” as “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness….”  The term “note” is specifically included in this Securities Act definition of “security.”  If one undertook the same type of analysis undertaken by the Supreme Court in Reves v. Ernst & Young, beginning with the rebuttable presumption that a note is security, one would consider whether the promissory note offered by Chinatown Soup bears a “family resemblance” to instances in which “notes” were deemed to have constituted securities.  In assessing resemblance, one would look at, among other things, the motivation of the buyer and seller, the plan of distribution of the notes, the expectations of investors, and whether some factor (such as the existence of another regulatory scheme) significantly reduces the risk of the instrument such that the application of the Securities Act is rendered unnecessary.  Applying the plain language of Section 2(a)(1) and the Reves family resemblance test, we would conclude, on balance, that the promissory note to be issued by Chinatown Soup is more likely than not a security.

Securities and Exchange Commission

December 30, 2016

Page Eleven

Having concluded that the promissory note is a security, then we consider the Howey test.  In this regard, an investment in Rabble One Series B is structured as a pure pass-through investment.  Rabble is the manager of Rabble One Series B, which is one of the series LLC of Rabble One.  As the manager, Rabble has certain ministerial functions, but it is not engaging in special activities or undertaking efforts that would create an investment proposition different from that which would be created by a direct investment in the note.  For example, the pooling of the investments by potential investors in Rabble One Series B does not create any dependence by a single investor on the fortune of other investors nor on the success of the overall venture.  If Rabble were viewed as the “sponsor” or “promotor” and one looked at the so-called “vertical test” often considered in connection with the application of the Howey test, one would not conclude that an investor’s success depends on the promoter’s efforts or on the promoter’s expertise.  The investor’s returns are wholly dependent on the credit risk of Chinatown Soup.  The “promoter” is not creating a different “investment contract,” since Rabble is not proposing to make a market in the Series B units or otherwise changing the terms or credit exposure of the investment.

Next, approaching the analysis from the premise that the Series B units represent a pass-through investment in the promissory note, we evaluated whether the interests in the underlying promissory note would be required to be registered under the Securities Act.  In our view, if we were selling interests in the promissory note directly to potential investors, the interests in the promissory note would be exempt from the registration requirements of the Securities Act because they would be considered exempt securities under Section 3(a)(4) of the Securities Act (“Section 3(a)(4)”).  An investor in Rabble One Series B holds a pro rata interest in the promissory note.  We believe that the Section 3(a)(4) exemption could be said to “pass through” given that the investment in Rabble One Series B is structured as a direct pass-through investment in the exempt securities.  Nonetheless, we are registering the offer and sale of the Series B units.

Operating History, page II-44

13.	We note that investors in Series B Units will be subject to Chinatown Soup, Inc.’s credit risk. Please revise to include additional financial information about Chinatown Soup so that investors may assess their financial capacity to satisfy the payment obligation on the Note.

Chinatown Soup’s income statement for the year ended December 31, 2015 has been included on page II-48. Chinatown Soup’s income statement for the nine months ended September 30, 2016 will be included in the next amendment to the Offering Statement.

Securities and Exchange Commission

December 30, 2016

Page Twelve

Index to Financial Statements, page F-1

14.	Please revise to include financial statements of each series in addition to the financial statements of the combined company. For reference see Question 104.01 of the Division’s “Securities Act Sections” Compliance and Disclosure Interpretations.

Placeholders for the opening balance sheets of Rabble One Series A and Rabble One Series B have been included on pages F-4 and F-7. Opening balance sheets for Rabble One Series A and Rabble One Series B will be included in the next amendment to the Offering Statement.

Exhibits

15.	We note that the proceeds from the offering of Series B Units will be used to invest in a note issued by Chinatown Soup to Rabble One Series B. Please file a Form of Promissory Note with your next amendment. Please refer to Item 17(6) of Part III of Form 1-A for guidance.

The form of promissory note issued by Chinatown Soup to Rabble One Series B has been included as an exhibit to the Amendment.

*********

We appreciate the Staff’s time and attention to our revised submission. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:	Umber Bawa Ze’-ev D. Eiger Alexandra Perry